
October 26, 2021

Amy Nauiokas
Chief Executive Officer
Anthemis Digital Acquisitions I Corp
122 Hudson Street
3rd Floor
New York, New York 10013

> **Re: Anthemis Digital Acquisitions I Corp**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 25, 2021**
> **File No. 333-259986**

Dear Ms. Nauiokas:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

There have been and may in the future be changes to the accepted accounting for special purpose acquisition companies..., page 68

1.   We note your risk factor that there were changes to the "accepted accounting for special purpose acquisition companies" and your reference to how such changes could result in the recognition of accounting errors in previously issued financial statements. Please tell us what "accepted accounting for special purpose acquisition companies" means and how it relates to (1) the requirements in Regulation S-X that the financial statements must be prepared in accordance with generally accepted accounting principles in the U.S. ("U.S. GAAP"), and (2) your financial statements and related audit opinion that state your financial statements were prepared in accordance with U.S. GAAP. In addition, address

how "a change" in accounting could result in an accounting error when the U.S. GAAP definition of an "accounting change" explicitly scopes out "the correction of an error in previously issued financial statements."

You may contact David Irving at 202-551-3321 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance